THE FOCUS GROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Audit Report

Loosid App, LLC

December [illegible]4 and 2023

Loosid App, LLC

Financial Statements

December 31, 2024 and 2023

INDEPENDENT AUDITORS' REPORT

To the Managing Members
Loosid App, LLC
Wilmington, Delaware

Opinion

We have audited the accompanying financial statements of Loosid App, LLC (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loosid App, LLC as of December 31, 2024 and 2023, and the results of its operation and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Loosid App, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

As discussed in Note 5, certain conditions indicate substantial doubt that Loosid App, LLC will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Loosid App, LLC be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenue and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Loosid App, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

Auditor's Responsibilities for the Audit of the Financial Statements

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

The Focus Group, P.C.

THE FOCUS GROUP PC
Philadelphia, Pennsylvania

March 20, 2025

1650 Market Street, Suite 3600, Philadelphia, PA 19103
E: info@thefocusgroupcpa.com.com **P:** 215.929.8000 **W:** www.thefocusgroupcpa.com

Table of Contents

Loosid App, LLC
Balance Sheet
As of December 31, 2024 and 2023

	2024	2023
Assets		
Current assets		
Cash	$ 8,878	$ 60,094
Total assets	$ 8,878	$ 60,094
Liabilities and members' equity		
Long term liabilities		
Advance from members (Note 2)	$ 2,598,394	$ 2,033,084
SAFE Investment (Note 4)	2,497,168	1,132,353
Total long term liabilities	5,095,562	3,165,437
Members' equity		
Members' contributions	1,226,766	1,226,766
Members' distributions	(414,000)	(90,913)
Retained earnings (accumulated deficit)	(5,899,450)	(4,241,196)
Total members' equity	(5,086,684)	(3,105,343)
Total liabilities and members' equity	$ 8,878	$ 60,094

The accompanying notes are an integral part of these statements.

Loosid App, LLC
Statement of Income
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenue		
Sales	$ 476,639	$ 59,798
Cost of goods sold	165,290	88,575
Gross profit	311,349	(28,777)
Expenses		
Advertising	1,103,642	467,669
Bank charges	3,869	8,200
Computer and internet	180,862	127,923
Conferences	67,602	-
Consulting	-	287,400
Contractor expense	410,004	294,392
Equipment lease	2,271	917
Insurance	4,427	-
Marketing	64,408	39,537
Meals and entertainment	770	2,457
Miscellaneous expense	9,817	3,619
Office expense	2,645	184
Professional fees	10,000	15,438
Rent	18,000	12,000
Telephone	103	210
Travel	270	5,492
Total expenses	1,878,690	1,265,438
Net Income	$ (1,567,341)	$ (1,294,215)

The accompanying notes are an integral part of these statements.

Loosid App, LLC
Statement of Member’s Equity
For the Years Ended December 31, 2024 and 2023

	Members' Equity
Balance at December 31, 2022	$ (1,720,215)
Net Income	(1,294,215)
Members' distributions	(90,913)
Balance at December 31, 2023	$ (3,105,343)
Net Income	(1,567,341)
Members' distributions	(414,000)
Balance at December 31, 2024	$ (5,086,684)

The accompanying notes are an integral part of these statements.

Loosid App, LLC
Statement of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows provided (used) by operating activities		
Net income	$ (1,567,341)	$ (1,294,215)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Advance from members	565,310	311,485
Net cash provided by operating activities	(1,002,031)	(982,730)
Cash flows provided (used) by financing activities		
Members' distributions	(414,000)	(90,913)
SAFE Investment	1,364,815	1,132,353
Net cash used by financing activities	950,815	1,041,440
Net increase (decrease) in cash and cash equivalents	(51,216)	58,710
Cash and cash equivalents		
Beginning of the year	60,094	1,384
End of the year	$ 8,878	$ 60,094

The accompanying notes are an integral part of these statements.

NOTE 1 – COMPANY AND NATURE OF BUSINESS

Loosid App, LLC (the "Company") is a Limited Liability Company organized on March 14, 2018 under the laws of the state of Delaware with headquarters in Sunny Isles, Florida. The Company developed a revolutionary app designed to help people in recovery or those who choose to live a sober lifestyle, connect and chat with a community of like-minded individuals, access resources, and find sober events and activities in their area.

In addition to its community feature, the Loosid app also provides users with access to a range of resources that can help them stay sober. Loosid is the guide to living sober and alcohol-free: whether you want to set a clean time counter, connect with other sober members, listen to audio episodes of how people have overcome alcohol or addiction, or date other clean singles.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks, merchant banking clearing accounts, and short-term investments. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents. Accounts are guaranteed by the FDIC up to $250,000 per depositor.

Fair Value Measurements

In accordance with U.S. GAAP, the Foundation discloses its assets and liabilities, recorded at fair value into the "fair value hierarchy." U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Foundation has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices which are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3: Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and refer to the assumptions that market participants use to make valuation decisions. Inputs may include price information, credit data, liquidity statistics and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Foundation considers observable data to be market data which is readily available and reliable and provided by independent sources. The categorization of a financial instrument within the fair value hierarchy is therefore based upon the pricing transparency of the instrument and does not necessarily correspond to the Foundation's perceived risk of that instrument.

Investments whose values are based on quoted market prices in active markets are classified as Level and generally include cash equivalents and exchange-traded investment instruments. The Foundation does not adjust the quoted price for such instruments, even in situations where the Foundation holds a large position and a sale of all its holdings could reasonably impact the quoted price.

Investments that trade in markets that are not considered to be active under the accounting definition, but are valued based on quoted market prices, dealer quotations, or alternative pricing sources supported by observable inputs are classified as Level 2. Such inputs may include model-based valuation techniques. These investments include certain U.S. government and sovereign obligations, government agency obligations, asset-backed securities, derivatives, and other investments with observable pricing inputs.

Investments classified as Level 3 have significant unobservable inputs, as they trade infrequently or not at all. The inputs into the determination of fair value are based upon the best information available in the circumstance and may require significant management judgment. Investments classified as Level 3 generally include securities for which no active market or dealer quote exists.

Investments for which the fair value is determined using the "practical expedient" are presented separately in the valuation hierarchy table.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in the statement of activities. Expenditures for maintenance and repairs are charged to the statement of functional expenses as incurred. Depreciation of property and equipment is computed using the straight-line method over the projected life of the item.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amounts are adjusted to fair value.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

NOTE 3 – ADVANCE FROM MEMBERS

Advance from Members consists of non-interest bearing demand notes. Although due upon demand by the members, the Company does not anticipate repaying this advance in the near term and has, therefore, classified the advance as long term. As of December 31, 2024 and 2023 advanced funds from members totaled $2,598,394 and $2,033,084, respectively.

NOTE 4 – SAFE (SINGLE AGREEMENT FOR FUTURE EQUITY) INVESTMENTS

During 2024 and 2023, the Company issued Simple Agreements for Future Equity ("SAFEs") notes in exchange for $2,497,168 in investments. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into a number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of the SAFEs, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock or SAFE preferred stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to certain liquidity priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2024, no SAFE notes had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2024, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2024.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash deposits in excess of federally insured limits. The Company maintains cash balances in one financial institution. On December 31, 2024 and 2023, the Company had no FDIC uninsured cash balances. The Company has not experienced any losses in such accounts.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has realized losses, incurred negative cash flows from operations, and may continue to generate losses. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 2026 (one year after the date that the financial statements were made available).

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, which are typical of early-stage startups, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 7 – SUBSEQUENT EVENTS

As of March 20, 2025 there are no subsequent events which either warrant a modification of the value of the assets and liabilities or any additional disclosures for the reporting fiscal year.